FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                     Chief Financial Officer
                     Teva Pharmaceutical Industries Ltd
                     (011) 972-2-589-2840

                     Bill Fletcher
                     President and CEO
                     Teva North America.
                     (215) 591-8800

FOR IMMEDIATE RELEASE

                     Dorit Meltzer
                     Director, Investor Relations
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-3-926-7554

TEVA COMMENCES COMMERCIAL LAUNCH OF BUPROPION 150 MG

Jerusalem, Israel, March 22, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that, pursuant to its July 2003 agreement with Andrx Corporation and Impax Laboratories, Inc., it has begun commercially shipping Bupropion Hydrochloride 150 mg Controlled Release Tablets.

Bupropion Hydrochloride Tablets are the AB-rated generic equivalent of GlaxoSmithKline's Wellbutrin® SR. This product is indicated for the treatment of depression.

Annual sales of the brand product are approximately $1.3 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: March 23, 2004